UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70627

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McKenzie Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

T-Mobile Center - B7 Calle Tabonuco, Suite 1605
(No. and Street)

Guaynabo	PR	00968
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Angela Hajek	678-679-8640	finop@mckenziesecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HTL CPAS
(Name – if individual, state last, first, and middle name)

12 Greenway Plaza, Suite 1100	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

02/16/23	7000
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alpheus Cameron McKenzie _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McKenzie Securities LLC _____, as of __12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *CMcK*

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCKENZIE SECURITIES, LLC

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**

With Report of Independent Registered Public Accounting Firm

For the Year Ended
December 31, 2025

McKenzie Securities, LLC

TABLE OF CONTENTS

For the Year Ended December 31, 2025

HTL INTERNATIONAL, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
McKenzie Securities, LLC
Banco Popular Center
208 Ave Luis Munoz Rivera, 10th Floor, Suite 1008
San Juan, PR 00918

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of McKenzie Securities, LLC (the "Company") as of December 31, 2025, and the related statements of loss, changes in member's equity, and cash flows for the year ended, December 31, 2025, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The accompanying supplemental schedules have been subjected to the auditing procedures performed in conjunction with the audit of McKenzie Securities, LLC's financial statements. The supplemental schedules are the responsibility of McKenzie Securities, LLC's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

HTL International, LLC

HTL International, LLC

We have served as McKenzie Securities, LLC's auditor since 2024.
Houston, TX
March 31, 2026

McKenzie Securities, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2025

ASSETS

Cash	$	490,191
Accounts receivable		7,800
Prepaid expenses		21,658
TOTAL ASSETS	**$**	**519,649**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable & accrued liabilities	$	35,240
TOTAL LIABLITIES		**35,240**
COMMITMENTS AND CONTIGENCIES		-
MEMBER'S EQUITY		**484,409**
TOTAL LIABILITIES AND MEMER'S EQUITY	**$**	**519,649**

The accompanying notes are an integral part of these financial statements.

McKenzie Securities, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2025

REVENUES

Advisory fees	$	195,254
Success fees		975,000
TOTAL REVENUES		**1,170,254**

EXPENSES

Salaries	15,000
Professional fees	528,018
Commission fees	44,439
Regulatory fees	8,375
Technology, data, & communications	7,262
Occupancy & equipment	12,000
Other expenses	11,584
TOTAL EXPENSES	**626,678**

NET INCOME	**$**	**543,576**

The accompanying notes are an integral part of these financial statements.

McKenzie Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2025

BALANCE AT DECEMBER 31, 2024	$	**135,903**
Contributions		10,000
Distributions		(205,070)
Net Income		543,576
BALANCE AT DECEMBER 31, 2025	$	**484,409**

The accompanying notes are an integral part of these financial statements.

McKenzie Securities, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	543,576
Changes in assets and liabilities		
Prepaid expenses		(11,559)
Accounts receivable		75,816
Related party payables		(22,666)
Accounts payable and accrued expenses		14,886
Net Cash Provided by Operating Activities	**$**	**600,053**
CASH FLOWS FROM FINANCING ACTIVIES		
Contributions	$	10,000
Distributions		(205,070)
Net Cash use in Financing Activities	**$**	**(195,070)**
NET INCREASE IN CASH		**404,983**
CASH AT BEGINNING OF YEAR		**85,208**
CASH BALANCE AT DECEMBER 31, 2025	**$**	**490,191**

The accompanying notes are an integral part of these financial statements.

McKenzie Securities, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

1. **Organization and Nature of Business**

McKenzie Securities, LLC (the Company) was organized as a Puerto Rico Limited Liability Company in October 2020 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member with the Financial Industry Authority (FINRA) effective June 2021. The Company is a wholly owned subsidiary of McKenzie Holdings, LLC (Parent). The Company's business is to act as an investment banker in private placement transactions and mergers and acquisitions. The Company is also able to share in commissions for transactions referred to other broker-dealers.

The Company acts an introducing broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 as the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation
The Company's financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in a bank deposit account(s) which, at times, may exceed the federally insured limits. The Company monitors the bank account(s) and does not expect to incur any losses from such account(s). The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

Current Expected Credit Losses
In March 2022, the FASB issues ASU 2022-02, ASC Subtopic 326 "Credit Losses": Troubled Debt Restructurings and Vintage Disclosures. Since the issuance of Accounting Standards Update No. 2016-03, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the Board has provided resources to monitor and assist stakeholders with the implementation of Topic 326.

2. **Significant Accounting and Reporting Policies – Continued**

Current Expected Credit Losses – Continued
ASU No. 2022-02 is effective for annual and interim periods beginning after December 15, 2022. The Company adopted as of January 1, 2023, and it did not have a significant impact on its consolidated financial statements.

At December 31, 2025, the Company had $7,800 in net receivables from executed contracts, which the Company considers to be fully collectable.

Related Party Transactions
The Company follows ASC 850, "Related Party Disclosure", for the identification of related parties and disclosure of related party transactions. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to the an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Transactions involving related parties cannot be presumed to be carried out on an arm's length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions unless such representations can be substantiated.

Revenue
The Company recognizes Revenue from Contracts with Customers in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. **Significant Accounting and Reporting Policies – Continued**

Revenue – Continued
Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenues include fees arising from private placement and advisory fees, and success fees. Private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with respective offering parties. Private placement fees are recorded based upon the capital commitments obtained as of the closing for the respective placement when all performance obligations to the client have been completed. Advisory fees are based on the Company providing monthly placement and advisory services, which are recorded at the end of each month in which service obligations have been performed. Success fees are based on an agreed percentage of an investment that the Company assisted in, and are recorded at the point in time that the services were performed.

Fair Value of Financial Instruments
FASB ASC 820 defines fair value, established a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transactions to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs in the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short term, highly liquid nature. These instruments include cash, accounts receivable, accounts payable.

2. Significant Accounting and Reporting Policies – Continued

<u>Income Taxes</u>
The Company, with the consent of its Member has elected under the Internal Revenue Code to be treated as a partnership under the provision of the internal revenue code which provides that the members are taxes on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

<u>New Accounting Pronouncements</u>
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. "ASU 2023-09: Improvements to Income Tax Disclosures", applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements became effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of adopting this new guidance.

In November 2023, the FASB issued Accounting Standard Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), intended to improve reportable segments disclosure requirements primarily through enhanced disclosures about significant segment expenses.

ASU 2023-07 includes a requirement to disclose significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss, the title and position of the CODM, an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and all segments' profit or loss and assets disclosures. ASU 2023-07 is effective for all public companies for fiscal years beginning after December 15, 2023, and interim periods for the interim period beginning on January 1, 2025. Adoption of ASU 2023-07 did not have a material impact on the Company's financial statement.

McKenzie Securities, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

3. Segment Information

The Company is engaged in a single line of business as a limited purpose broker-dealer to provide due diligence and private placement services. The Company has identified the Chief Executive Officer of the Company as the CODM, who uses revenues and expenses to evaluate the business, predominantly in the cash forecasting process, to make resource allocation decisions at the entity level. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, infuse capital or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

4. Related Parties

The Company is a wholly owned subsidiary of McKenzie Holdings, LLC. McKenzie and Associates, LLC (Affiliate), is also wholly owned by McKenzie Holdings, LLC. In connection with this relationship, the Company and its Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2025, the Company recorded expenses under this agreement totaling $37,708. Included in the total is a provision for rent. The Company recorded rent totaling $12,000 related to the shared expense with the Affiliate. Related party payables as of December 31, 2025, were $0.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

At December 31, 2025, the Company had net capital of $454,951, which is $449,951 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 7.75%.

Reserve Requirements
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

McKenzie Securities, LLC
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

5. Net Capital Requirements – Continued

<u>Possession and Control Requirements</u>
The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception.

6. Operating Lease Obligations

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than twelve (12) months. All such leases are to be classified as either finance or operating. The Company has no lease obligations that required recording or disclosures in the December 31, 2025, financial statements. The rent agreement is on a month-to-month basis.

7. Accounts Receivable

As of December 31, 2025, the Company had accounts receivable of $7,800 due from customers. The Company has no allowance for credit losses as they believe the amounts are collectable.

8. Prepaid Expenses

As of December 31, 2025, the Company had Prepaid expenses of $21,658, noted below:

CRD fees	1,010
Finra fees	4,477
Insurance	1,244
Other	14,927
Total	21,658

9. Accounts Payable and Accrued Liabilities

As of December 31, 2025, the Company had $35,240 of accounts payable and accrued liabilities, noted below:

Accounts payable	1,009
Sales tax payable	34,231
Total	35,240

10. Professional Fees

During the year ended December 31, 2025, the Company recorded Professional Fees of $572,457, noted below:

Audit	12,000
Accounting	11,252
Consulting	504,766
Total	528,018

11. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of 2025, end of 2025, and during 2025.

12. Commitments and Contingencies

The Company does not have any commitments or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation.

13. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2025, through March 31, 2026, the date of the issued financial statements. During this period there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

SUPPLEMENTAL INFORMATION

McKenzie Securities, LLC

SCHEDULE I

NET CAPITAL COMPUTATION

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$ 484,409
ADJUSTED NET WORTH	**484,409**
LESS:	
Non-Allowable Assets	
Prepaid expenses	(21,658)
Accounts receivable	(7,800)
Total non-allowable assets	(29,458)
TENTATIVE NET CAPTIAL	**$ 454,951**
HAIRCUTS ON SECURITIES	-
NET CAPITAL	**$ 454,951**
Minimum dollar net capital requirement of reporting broker dealer (greater of $5,000 or 6-2/3% of AI)	5,000
EXCESS NET CAPITAL	**$ 449,951**
TOTAL AGGREGATE INDEBTEDNESS	**35,240**
MINIMUM NET CAPITAL BASED ON AI	**2,349**
PERCENTAGE OF NET CAPITAL TO AI	**7.75%**

There are no material differences between net capital in the Part IIA of Form X-17A-5 and net capital above.

SUPPLEMENTAL INFORMATION

McKenzie Securities, LLC

SCHEDULE II

DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

SCHEDULE III

POSSESSION & CONTROL REQUIREMENTS

Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the Year Ended December 31, 2025

The Company does not claim an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025, without exception

McKenzie Securities, LLC

Supplementary Customer Protection Exemption Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

HTL INTERNATIONAL, LLC

Report of Independent Registered Public Accounting Firm
Exemption Review Report

To the Director and Member
McKenzie Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which McKenzie Securities, LLC identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which McKenzie Securities, LLC states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business activities exclusively to participating in distributions of securities, (other than firm commitment underwritings) in accordance of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as a finder, and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers: did not carry accounts for customers and , it does not carry accounts for customers, it does not hold securities or funds for customers.

3. The Company did not carry proprietary accounts for broker dealers (PAB accounts), (as defined in rule 15c3-3) throughout the most recent fiscal year without exception.

McKenzie Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. McKenzie Securities, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about McKenzie Securities, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

HTL International LLC

HTL International, LLC

Houston, TX
March 31, 2026

McKenzie Securities, LLC's Exemption Report

Re: 17 C.F.R. § 240.15c3-3(k)

McKenzie Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities not conducted under a 15c3-3 exemption exclusively to: Private placements of securities (excluding EB-5 and Regulation A+).

   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, January 01, 2025 through December 31, 2025, without exception.

MCKENZIE SECURITIES, LLC

I, Cameron McKenzie, do hereby affirm that to my best knowledge and belief this Exemption Report, covering the period January 01, 2025, through December 31, 2025, is true and correct.

CMcK

_____
CEO

McKenzie Securities, LLC

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

For the Year Ended December 31, 2025

HTL INTERNATIONAL, LLC

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures

Director and Member
McKenzie Securities, LLC
208 Ave, Luis Munoz Rivera (Banco Popular Center)
10th Floor, Suite 1029
San Juan, PR 00918

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by McKenzie Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1   Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $1,826.
2   Compared audited Total Revenue for the period of January 01, 2025 through December 31, 2025 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3   Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4   Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5   If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, overpayment of $95.

We are not engaged to and did not conduct an examination for which the objective would be the expression of an opinion on conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

HTL International, LLC

HTL International, LLC
Houston, TX
March 31, 2026

McKenzie Securities, LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2025

SIPC Reconciliation

Total revenue	$ 1,170,254	
Deductions	-	
SIPC net operating revenues	$ 1,170,254	
Amount due per general assessment @ .0015	$ 1,755	
Overpayment applied	$ 24	
Balance due after applied overpayment	$ 1,731	

SIPC Form	Assessment	Date Paid	Payment
SIPC-6	$ 1,826	07/22/25	ACH – SIPC
SIPC-7	-		
Total amount paid	$ 1,826		

Reconciled difference overpayment (underpayment)	$ 95

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.